EXHIBIT 99

Press Contact: W. Don Cornwell
Analyst Contact: Larry Wills
Telephone: 212/826-2530

FOR IMMEDIATE RELEASE

GRANITE BROADCASTING REPORTS

FIRST QUARTER 2005 RESULTS

-Results Substantially Exceed Guidance-

-Cost Reduction Initiatives Result in Improved Margins-

-Commences Shared Services with Malara Broadcast Group-

NEW YORK, May 2, 2005 — Granite Broadcasting Corporation (OTCBB: GBTVK) today reported results for the first quarter of 2005.  First quarter revenue, including the results of the two new stations consolidated as a result of the Malara transaction, decreased 1.0 percent in the quarter.  Excluding the results of the two new stations, net revenue decreased 3.9 percent, exceeding guidance provided by the Company in its press release dated March 9, 2005, which called for a revenue decrease of 6.5 to 7.5 percent.

Commenting on the results, W. Don Cornwell, Chairman and Chief Executive Officer, said, “We are pleased to report a successful quarter on several fronts. Our results significantly overachieved guidance as our stations replaced a substantial amount of political revenue from last year’s first quarter.  We successfully implemented the shared service arrangements with Malara Broadcast Group in Fort Wayne, Indiana and Duluth, Minnesota, and we launched new local sales initiatives in many of our markets.  In addition, our programming and corporate costs continue to decline, and as a result, our margins are expanding.”

John Deushane, Chief Operating Officer, said, “Our station group replaced most of the $1.3 million of political in last year’s first quarter through impressive local revenue gains.  Local non-political advertising revenue increased a very healthy 7.5 percent at our Big Three affiliates, excluding the two new stations consolidated as a result of the Malara transaction. In addition, local non-political revenue increased by over 20 percent at our Detroit WB affiliate and national non-political revenue was up 6 percent, as the station continues to benefit from its long-term partnership with the Detroit Pistons.  The Pistons relationship also helped to increase our station’s average weekly cumulative audience by nearly 100,000 viewers in February, resulting in ratings improvements in other dayparts.”

Mr. Deushane continued, “Through the hard work of Granite employees across the Company, we successfully executed on the implementation of a shared service arrangement with Malara Broadcast Group in Fort Wayne and Duluth.  We have accomplished over 70 percent of the cost benefits from the arrangement within the first month of operation, and our plan is on track to achieve all of the expected $4.0 million of annualized cost benefits within the first year.  By sharing certain services such as advertising sales, promotion and administrative functions with the Malara station in each of these markets, we will measurably improve operating margins and drive future cash flows, while ensuring that each station remains financially viable and able to continue serving its local community amid what has become an increasingly competitive media environment.”

Larry Wills, Chief Financial Officer, said, “Corporate expense declined 11 percent in the first quarter, as we benefited from our ongoing focus on costs and the consolidation of certain corporate functions in 2004.  We expect full-year 2005 corporate expense to decline approximately 25 percent.”

Mr. Cornwell concluded, “While 2005 will be a challenging year for our industry due to last year’s Olympic and political advertising, we are optimistic about Granite’s growth prospects for the rest of the year.  The integration of the Malara stations along with our on-going, cost-saving initiatives will allow us to generate growth in cash flow and further improve our margins.  We have a proven track record of profitably operating news-oriented, Big Three affiliated stations, and will continue to pursue additional opportunities to realign our asset mix.  In addition, we remain focused on making improvements to our capital structure and look forward to updating you as we move forward with our strategic initiatives.”

FIRST QUARTER RESULTS

THREE MONTHS ENDED MARCH 31, 2005

VERSUS THREE MONTHS ENDED MARCH 31, 2004

Net revenue decreased 1.0 percent or $264,000 to $25.7 million. Decreases in political advertising revenue and national non-political advertising revenue were largely offset by an increase in local non-political advertising revenue and the inclusion of 23 days of operations of the Fort Wayne NBC affiliate and the Duluth CBS affiliate in 2005.

Station operating expenses were essentially flat at $21.1 million. Lower film amortization expense at the Company’s WB affiliates and reduced costs at the Buffalo ABC affiliate were offset by the inclusion of 23 days of operations of the Fort Wayne NBC affiliate and the Duluth CBS affiliate in 2005.

Big Three Affiliates

Net revenue at the Big Three affiliates increased about 1.0 percent. Decreases in political advertising revenue and national non-political advertising revenue were offset by a 7.5 percent increase in local non-political advertising revenue and the inclusion of 23 days of operations of the Fort Wayne NBC affiliate and the Duluth CBS affiliate in 2005. The Big Three affiliates contributed 69 percent to net revenue during the quarter.

Station operating expenses at the Big Three affiliates increased 4.7 percent.  Decreases in operating expense due to cost-savings initiatives at the Buffalo ABC affiliate were offset by increases in health care and other personnel costs at all stations and the inclusion of 23 days of operations of the Fort Wayne NBC affiliate and the Duluth CBS affiliate in 2005.

WB Affiliates

Net revenue at the WB affiliates decreased 4.9 percent.  A healthy 13 percent net revenue gain at the Detroit WB affiliate was offset by a decrease in net revenue at the San Francisco WB affiliate of 17 percent due to a soft advertising market and declines in the movie category.  The WB affiliates contributed 31 percent to net revenue during the quarter.

Station operating expenses at the WB affiliates decreased 7.5 percent due primarily to decreased film amortization expense.

The Company has made substantial progress replacing unprofitable programming at its WB affiliates with competitive, profitable programming. The Company achieved a 6.4 percent reduction in annual cash programming payments at its WB affiliates in 2004 versus 2003, and anticipates a 12 percent reduction in 2005 versus 2004 and a 50 percent reduction by 2007 versus 2003.

Malara Broadcast Group

Granite has entered into a strategic arrangement with Malara Broadcast Group (“Malara”) under which Granite is providing advertising sales, promotion and administrative services and selected programming to certain Malara-owned stations. Such an arrangement will enable Malara and Granite to utilize their resources more efficiently, resulting in overall enhanced news operations and expanded news coverage for the local communities they serve.

Malara took ownership of WPTA, the ABC affiliate in Fort Wayne, Indiana, on March 7, 2005 and KDLH, the CBS affiliate in Duluth, Minnesota-Superior, Wisconsin, on March 8, 2005.  Granite owns and operates KBJR, the NBC affiliate in Duluth, Minnesota-Superior, Wisconsin and took ownership of WISE, the NBC affiliate in Fort Wayne,

Indiana, on March 8, 2005. To finance these acquisitions, Malara entered into a senior credit facility consisting of two term loans totaling $48.5 million and a revolving credit facility of $5 million.  The $23.5 million Term Loan A is secured by a letter of credit. Granite has pledged $25 million of U.S. Government Securities it purchased with cash on hand to secure the letter of credit.  The $25 million Term Loan B and the $5 million revolver are secured by the assets of the Malara stations, and guaranteed on an unsecured basis by Granite.

Although Granite does not own or control Malara or Malara’s television stations, for accounting purposes, Granite is deemed to be the primary beneficial interest holder in Malara, as defined in Financial Accounting Standards Board’s Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), due to its guarantee of Malara’s financing and its arrangements under the shared service and other agreements. As a result, consistent with FIN 46 Granite consolidates Malara’s financial position, results of operations and cash flows.  Malara maintains complete responsibility for and control over the programming, finances, personnel and operations of its stations.

SECOND QUARTER 2005 GUIDANCE

Includes consolidated results of Malara Broadcast Group

Commenting on the outlook for the quarter ending June 30, 2005, Larry Wills, Chief Financial Officer, said, “We expect to see healthy non-political local revenue growth at the Big Three affiliates and continued momentum at our Detroit WB affiliate.  Our San Francisco WB affiliate continues to be impacted by a weak advertising market and tough comparisons against last year’s second quarter, when local non-political advertising increased over 13 percent. At this time, including the results of the two new stations consolidated as a result of the Malara transaction, we expect to report a second quarter net revenue increase of 4 to 7 percent and second quarter station operating expenses to increase between 1.0 and 2.0 percent.”  (See Table 2).

Second Quarter Guidance on Other Income Statement Items

•                  Depreciation expense is expected to be approximately $1.9 million in the second quarter.

•                  Amortization expense is expected to be approximately $2.2 million in the second quarter.

•                  Corporate expense (excluding performance awards) is expected to be approximately $2.5 million in the second quarter.

•                  Performance award expense for awards granted on February 25, 2003 is expected to be $320,000 in the second quarter.

•                  Non-cash compensation expense is expected to be approximately $95,000 for the second quarter.

•                  Interest expense is expected to be approximately $11.1 million in the second quarter.

•                  Non-cash interest expense is expected to be approximately $1.2 million in the second quarter.

•                  Non-cash preferred stock dividend is expected to be approximately $6.4 million in the second quarter.

•                  Capital expenditures are expected to be approximately $2.0 million in the second quarter and $5.0 million for the full year.

Granite will host a teleconference to discuss its first quarter 2005 results on Monday, May 2, 2005 at 10:30 a.m. Eastern Daylight Time.  To access the teleconference, please dial 212-896-6053 ten minutes prior to the start time.  The teleconference will also be available via live webcast on the investor relations portion of the Company’s website, located at www.granitetv.com.  If you cannot listen to the teleconference at its normal time, there will be a replay available through May 9, 2005 at noon Eastern Daylight Time, and can be accessed by dialing 1-800-633-8284 (US callers) or +1-402-977-9140 (International callers), passcode: 21242802.  The webcast will also be archived on the Company’s website for 30 days.

*  *  *  *

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which represent the Company’s expectations or beliefs concerning future events. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Such factors include, without limitation, general economic conditions, competition in the markets in which the Company’s stations are located, technological change and innovation in the broadcasting industry and proposed legislation. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language set forth in the Company’s most recent Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission. There can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

Granite Broadcasting Corporation (OTC Bulletin Board: GBTVK) owns and operates, or provides programming, sales and other services to 13 television stations in the following 8 markets: San Francisco, California, Detroit, Michigan, Buffalo, New York, Fresno, California, Syracuse, New York, Fort Wayne, Indiana, Peoria, Illinois, and Duluth, Minnesota-Superior, Wisconsin. The Company’s television station group includes affiliates of the NBC, CBS, ABC, WB and UPN networks, and reaches approximately 6% of all U.S. television households.

(Financial tables are attached)

Table 1

Financial Results (Unaudited)

(in thousands, except per share data and number of shares)

GRANITE BROADCASTING CORPORATION

	Three Months Ended March 31,
	2005	2004

Net revenue	$25,737	$26,001
Station operating expenses	21,148	21,091
Depreciation expense	1,829	1,763
Amortization expense	2,040	1,882
Corporate expense	2,698	3,021
Performance award expense	320	524
Non-cash compensation expense	95	303
Operating loss	(2,393)	(2,583)

Interest expense	10,190	9,873
Interest income	(449)	(232)
Non-cash interest expense	1,073	1,146
Non-cash preferred stock dividend	6,387	6,387
Other expense	79	140

Loss before income taxes	(19,673)	(19,897)
Benefit for income taxes	(179)	(2,484)
Net loss	$(19,494)	$(17,413)
Net loss attributable to common shareholders	$(19,494)	$(17,413)

Per basic and diluted common share:
Basic and diluted net loss per share	$(1.00)	$(0.90)
Weighted average common shares outstanding	19,501,000	19,319,000

Supplemental Financial Data:
Capital expenditures	$242	$1,265
Program amortization	$3,935	$4,808
Program payments	$5,712	$6,218

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Table 2

Second Quarter 2005 Guidance (Unaudited)

(in thousands)

GRANITE BROADCASTING CORPORATION

	Three Months Ended June 30,
	2004	2005		Percent Change
		High	Low	High	Low

Net revenue	$29,163	$31,205	$30,330	7.0%	4.0%
Station operating expenses	22,312	22,535	22,758	1.0%	2.0%
Depreciation expense	1,724	1,900	1,900
Amortization expense	1,882	2,218	2,218
Corporate expense	3,478	2,489	2,489
Performance award expense	—	320	320
Non-cash compensation expense	132	95	95
Operating income (loss)	$(365)	$1,648	$550

Supplemental Financial Data:
Program amortization	$4,716	$3,904	$3,904
Program payments	$6,098	$5,838	$5,838

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